FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated November 19, 2021

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 6 October, 2021 (official registry number 1086), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander, S.A. Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, Banco Santander, S.A. informs –on the basis of the information received from Morgan Stanley Europe SE as intermediary in charge of executing the Buy-back Programme– that it has carried out the following transactions over its own shares between 12 and 18 November, 2021 (both included):

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
12/11/2021	SAN.MC	Purchase	XMAD	7,985,575	€3.1788
15/11/2021	SAN.MC	Purchase	XMAD	9,011,391	€3.2027
16/11/2021	SAN.MC	Purchase	XMAD	7,727,290	€3.2132
17/11/2021	SAN.MC	Purchase	XMAD	4,894,292	€3.2086
18/11/2021	SAN.MC	Purchase	XMAD	8,763,777	€3.1748
TOTAL				38,382,325

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 19 November 2021

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 12 and 18 November, 2021 (both included)

https://www.santander.com/content/dam/santander-com/en/documentos/compliance/do-santander-buyback-disclosure-annex-i-20211118-en.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	November 19, 2021	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance